UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES

PURSUANT TO SECTION 12(b) OR (g) OF THE

SECURITIES EXCHANGE ACT OF 1934

AEROCENTURY CORP.

(Exact name of registrant as specified in its charter)

Delaware	94-3263974
(State of incorporation or organization)	(IRS Employer Identification No.)

1440 Chapin Avenue, Suite 310 Burlingame	94010
(Address of principal executive offices)	(Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered	Name of each exchange on which each class is to be registered
Preferred Stock Purchase Rights	New York Stock Exchange Amex
(New York Stock Exchange Amex)

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box.  ☑

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box.  ☐

Securities Act registration statement file number to which this form relates:

Not applicable.

Securities to be registered pursuant to Section 12(g) of the Act:

None

(Title of Class)

Item 1.	Description of Securities to be Registered.

On December 1, 2009, AeroCentury Corp. (the “Company”) entered into a Rights Agreement (the “Rights Agreement”) with Continental Stock Transfer & Trust Company, as Rights Agent.

On December 1, 2009, the Board of Directors of the Company authorized and declared a dividend of one right (“Right”) for each outstanding share of its Common Stock, par value $0.001 per share (the “Company Common Stock”), to stockholders of record at the close of business on December 18, 2009 (the “Record Date”), and authorized the issuance of one Right for each share of Company Common Stock issued (including shares distributed from Treasury) by the Company (except as otherwise provided in the Rights Agreement, as defined below) between the Record Date and the Distribution Date (as defined below). Each Right entitles the registered holder, subject to the terms of the Rights Agreement, to purchase from the Company one one-hundredth of a share (a “Unit”) of Series A Preferred Stock, par value $0.001 per share (the “Preferred Stock”), at a purchase price of $97.00 per Unit, subject to adjustment. The purchase price is payable in cash or by certified or bank check or money order payable to the order of the Company.

The Rights Agreement

Certificates; Distribution Date. Initially, the Rights will attach to all certificates representing shares of outstanding Company Common Stock, and no separate Rights Certificates will be distributed. Subject to the provisions of the Rights Agreement, the Rights will separate from the Company Common Stock and the “Distribution Date” will occur upon the earlier of (i) ten business days following a public announcement (the date of such announcement being the “Stock Acquisition Date”) that a person or group of affiliated or associated persons (an “Acquiring Person”) has acquired or otherwise obtained beneficial ownership of 15% or more of the then-outstanding shares of Company Common Stock (or, if the tenth business day after the Stock Acquisition Date occurs before the Record Date, the close of business on the Record Date), and (ii) ten business days (or such later date as may be determined by action of the Board of Directors prior to such time as any person becomes an Acquiring Person) following the commencement of a tender offer or exchange offer that would result in a person or group becoming an Acquiring Person. Until the Distribution Date, (i) the Rights will be evidenced by Company Common Stock certificates and will be transferred with and only with such Company Common Stock certificates, (ii) new Company Common Stock certificates issued after the Record Date (also including shares distributed from Treasury) will contain a notation incorporating the Rights Agreement by reference and (iii) the surrender for transfer of any certificates representing outstanding Company Common Stock will also constitute the transfer of the Rights associated with the Company Common Stock represented by such certificates.

An “Acquiring Person” does not include certain persons specified in the Rights Agreement.

The Rights are not exercisable until the Distribution Date and will expire at the close of business on the tenth anniversary of the Rights Agreement unless earlier redeemed or exchanged by the Company as described below. Under certain circumstances, as provided in the Rights Agreement, the exercisability of the Rights may be suspended. In no event, however, will the Rights be exercisable prior to the expiration of the period in which the Rights may be redeemed.

As soon as practicable after the Distribution Date, Rights Certificates will be mailed to holders of record of Company Common Stock as of the close of business on the Distribution Date (and to each initial holder of certain shares of Company Common Stock issued after the Distribution Date) and, thereafter, the separate Rights Certificates alone will represent the Rights.

Flip-In. If a person becomes an Acquiring Person, then each holder of a Right will thereafter have the right to receive, upon exercise, Units of Preferred Stock or, at the option of the Company, shares of Company Common Stock (or, in certain circumstances, cash, property or other securities of the Company) having a value equal to two times the exercise price of the Right. The exercise price is the purchase price multiplied by the number of Units of Preferred Stock issuable upon exercise of a Right prior to the event described in this paragraph. Notwithstanding any of the foregoing, following the occurrence of the event set forth in this paragraph, all Rights that are, or (under certain circumstances specified in the Rights Agreement) were, beneficially owned by any Acquiring Person or any affiliate or associate thereof (or certain transferees of any thereof) will be null and void.

Flip-Over. If, at any time following the date that any person becomes an Acquiring Person, (i) the Company is acquired in a merger or other business combination transaction and the Company is not the surviving corporation, (ii) any person merges with the Company and all or part of the Company Common Stock is converted or exchanged for securities, cash or property of the Company or any other person or (iii) 50% or more of the Company’s assets, cash flow or earning power is sold or transferred, each holder of a Right (except Rights which previously have been voided as described above) shall thereafter have the right to receive, upon exercise, common stock of the acquiring company having a value equal to two times the exercise price of the Right.

Redemption. At any time until ten business days following the Stock Acquisition Date (or, if the Stock Acquisition Date shall have occurred prior to the Record Date, until ten business days following the Record Date), the Board of Directors may redeem the Rights in whole, but not in part, at a price of $0.001 per Right (subject to adjustment in certain events) payable, at the election of the Board of Directors, in cash, shares of Company Common Stock or other consideration considered appropriate by the Board of Directors. Immediately upon the action of the Board of Directors ordering the redemption of the Rights, the Rights will terminate and the only right of the holders of Rights will be to receive the redemption price.

Exchange. The Company may, at any time after there is an Acquiring Person, until the time specified in the Rights Agreement, exchange all or part of the then-outstanding and exercisable Rights (other than Rights that shall have become null and void) for Units of Preferred Stock or shares of Company Common Stock pursuant to a one-for-one exchange ratio, subject to adjustment.

No Stockholder Rights; Taxation. Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends. While the distribution of the Rights will not be taxable to stockholders or to the Company, stockholders may, depending upon the circumstances, recognize taxable income in the event that the Rights become exercisable for Units of Preferred Stock (or other consideration) or for common stock of the acquiring company or in the event of the redemption of Rights as set forth above.

Amendment. Any of the provisions of the Rights Agreement may be amended by the Company without the approval of the holders of the Rights or Company Common Stock at any time prior to the Distribution Date. After such date, the provisions of the Rights Agreement may be amended in order to cure any ambiguity, defect or inconsistency, to shorten or lengthen any time period under the Rights Agreement, or to make changes which do not adversely affect the interests of holders of Rights (excluding the interests of any Acquiring Person); provided, that no amendment shall be made to lengthen (i) the time period governing redemption at such time as the Rights are not redeemable or (ii) any other time period unless such lengthening is for the purpose of protecting, enhancing or clarifying the rights of, and/or the benefits to, the holders of Rights.

Description of Preferred Stock

Each Unit of Preferred Stock, if issued, (a) will be nonredeemable; (b) will have a minimum preferential quarterly dividend of $0.01 per Unit or any higher per share dividend declared on the Company Common Stock; (c) in the event of liquidation, will entitle the holder of such Unit to receive a preferred liquidation payment equal to the greater of $0.01 per Unit and the per share amount paid in respect of a share of the Company Common Stock; (d) will have one vote, voting together with the Company Common Stock; and (e) in the event of any merger, consolidation or other transaction in which shares of Company Common Stock are exchanged, will entitle the holder of such Unit to receive the per share amount paid in respect of each share of Company Common Stock.

The rights of holders of the Preferred Stock with respect to dividends, liquidation and voting, and in the event of mergers and consolidations, are protected by customary antidilution provisions.

The economic value of one Unit of Preferred Stock that may be acquired upon the exercise of each Right should approximate the economic value of one share of Company Common Stock.

Item 2.	Exhibits

3.1	Amended and Restated Certificate of Designation of the Series A Preferred Stock, as filed with the Secretary of State of Delaware on December 7, 2009 (incorporated by reference to Exhibit 3.1 of AeroCentury Corp.’s Current Report on Form 8-K dated December 7, 2009).

4.1	Rights Agreement by and between the AeroCentury Corp. and Continental Stock Transfer & Trust Company dated December 1, 2009, which includes the form of Right Certificate as Exhibit A and the Summary of Rights to Purchase Preferred Shares as Exhibit B (incorporated by reference to Exhibit 4.1 of AeroCentury Corp.’s Current Report on Form 8-K dated December 7, 2009).

99.1	Text of Press Release, dated December 7, 2009 (incorporated by reference to Exhibit 99.1 of AeroCentury Corp.’s Current Report on Form 8-K dated December 7, 2009).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

AeroCentury Corp. (Registrant)

Date: December 7, 2009	/S/ NEAL D. CRISPIN
(Signature)
Neal D. Crispin
Chairman and Chief Executive Officer

EXHIBIT INDEX

3.1	Amended and Restated Certificate of Designation of the Series A Preferred Stock, as filed with the Secretary of State of Delaware on December 7, 2009 (incorporated by reference to Exhibit 3.1 of AeroCentury Corp.’s Current Report on Form 8-K dated December 7, 2009).

4.1	Rights Agreement by and between the AeroCentury Corp. and Continental Stock Transfer & Trust Company dated December 1, 2009, which includes the form of Right Certificate as Exhibit A and the Summary of Rights to Purchase Preferred Shares as Exhibit B (incorporated by reference to Exhibit 4.1 of AeroCentury Corp.’s Current Report on Form 8-K dated December 7, 2009).

99.1	Text of Press Release, dated December 7, 2009 (incorporated by reference to Exhibit 99.1 of AeroCentury Corp.’s Current Report on Form 8-K dated December 7, 2009).